



Neil Riddell · 3rd

Founder / Noun Ventures

Boulder, Colorado, United States · **Contact info**

 Noun Ventures

 University of Miami - School of Business

Experience



Founder/CEO
Noun Ventures
May 2020 - Present · 1 yr 11 mos
Boulder, Colorado, United States

Noun is a distinctly evolved version of what an incubator or accelerator should be. We're a company that builds disruptive companies. We then help operate, scale and fund these companies to exit.   ...see more



Investor
Whiskers
2019 - Present · 3 yrs 3 mos



Investor/Advisor
Protein Puck
2019 - Present · 3 yrs 3 mos



Investor
Papa's Pilar Rum, Hemingway Rum Co.
2015 - Present · 7 yrs 3 mos



EVP/Executive Director, Product & Brand Invention
Crispin, Porter + Bogusky
Dec 1998 - Aug 2019 · 20 yrs 9 mos
Boulder, Colorado / Miami, Florida

Brands I've worked with:
VW, Best Buy, Microsoft, IKEA, GAP, Dominos, American Express, Under Armour, Coke Zero, Google, Giro, Shimano, Bell Helmets, MINI, AND1, Burger King, Milka, Guitar

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Education



University of Miami Herbert Business School
BBA, International Finance and Marketing
1989 - 1993

Activities and societies: Member of the 1989 National Champion Miami Hurricanes Football team / Member of 1991 Men's Varsity Track team – set school record in the Javelin



Miami Ad School
Art Direction
1996 - 1997



Milton Hershey School
High School, College Prep
1985 - 1989